UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2022

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On November 16, 2022, Alvotech announced that it entered into several financing facilities. A copy of the press release is attached as exhibit 99.1.

On November 14, 2022, Alvotech announced that the Therapeutic Goods Administration of Australia has granted marketing authorization to Cipla Australia Pty Ltd for Alvotech’s AVT02. A copy of the press release is attached as exhibit 99.2.

Entry into financing facilities

On November 16, 2022, Alvotech entered into certain financing facilities and related party agreements. A summary of the agreements is filed herewith as exhibit 99.3 and copies of the financing facilities are filed herewith as exhibits 99.4, 99.5, 99.6, 99.7, 99.8, 99.9 and 99.10.

Incorporation by reference

This Report on Form 6-K, including Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9 and 99.10, but not Exhibit 99.1, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-266881) of Alvotech and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release “Alvotech Secures Financing Facilities for Up to $136 Million” dated November 16, 2022.

99.2	Press Release “Alvotech Announces Australian Marketing Authorization for AVT02, a Biosimilar to Humira®,” dated November 14, 2022.

99.3	Summary of New Financing Arrangements.

99.4	Amended and restated Convertible Bond Instrument (Tranche A), dated November 16, 2022.

99.5	Amended and restated Convertible Bond Instrument (Tranche B), dated November 16, 2022.

99.6	Subordinated Loan Agreement by and between Alvotech and Alvogen Lux Holdings S.à r.l., dated November 16, 2022.

99.7	Warrant Agreement by and between Alvotech and Alvogen Lux Holdings S.à r.l., dated November 16, 2022.

99.8	Share Purchase Agreement by and between Alvotech and ATP Holdings ehf., dated November 16, 2022.

99.9	Convertible Bond Instrument by and between Alvotech and the Bondholders named therein, dated November 16, 2022.

99.10	Transition Services Agreement between Alvotech and Aztiq Consulting ehf., dated November 16, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: November 17, 2022	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: Deputy Chief Executive Officer